SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Harvest Natural Resources, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

41754V103

(CUSIP Number)

Richard N. Sayles

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

(603) 643-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41754V103

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 2,349,017

	(8)	Shared Voting Power: 0 (see Item 5)

	(9)	Sole Dispositive Power: 2,349,017

	(10)	Shared Dispositive Power: 0 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,349,017 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 11: 6.54%

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 41754V103

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 2,349,017 (See Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 2,349,017 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,349,017 (See Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 11: 6.54%

(14)	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
Security: Common Stock, $.01 Par Value Issuer: Harvest Natural Resources, Inc. 1177 Enclave Parkway Suite 300 Houston, Texas 77077

Item 2.	Identity and Background

(a) Name of person filing

(b) Residence or business address

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

(f) Citizenship

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Citizenship: Delaware

Kernan V. Oberting

c/o KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Present occupation: Managing Member, KVO Capital Management, LLC

Citizenship: United States

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed by KVO Capital Management, LLC (“KVO”) and Kernan V. Oberting (“Mr. Oberting”).  KVO and Mr. Oberting have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The executive officers of KVO are Mr. Oberting, whose information appears above, and Richard N. Sayles (“Mr. Sayles”), chief compliance officer.  The business address of Mr. Sayles is 33 S. Main Street, Hanover, NH 03755, and he is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, Mr. Sayles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The aggregate purchase price of the 101,617 shares of common stock of the Company purchased by KVO was $701,273 (including commissions).  The aggregate purchase price of the right to acquire 2,247,400 shares of the Company by KVO was $2,519,681 for an aggregate exercise price of $31,523,250. The source of funding for the purchase of these shares was the investment capital contained in KVO’s accounts. (See Appendix A for a list of KVO’s transactions in the securities during the last 60 days).

All of the shares reported on this Schedule 13D are held by KVO in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer.

The shares were acquired for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.     Any material change in the present capitalization or dividend policy of the issuer;

f.      Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.      Any action similar to any of those enumerated above.

The shares of common stock of Harvest Natural Resources, Inc. (referred to herein as the “Company”) and the right to acquire beneficial ownership of shares of common stock of the Company within 60 days through the exercise of options covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of business.

As KVO evaluates the Company and its investment in the Company, it intends to have discussions and other communications with the Company’s management, Board of Directors, other shareholders, industry analysts, and potential acquirers, investors or strategic partners specifically regarding the Company’s announced exploration of strategic alternatives and generally regarding other certain significant corporate actions, including, without limitation, the merger with or sale to a third party of the Company or some or all of its assets.

KVO will continue to consider various alternative courses of action with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking to purchase additional shares of common stock or, alternatively, to sell all or a portion of the shares it holds, in either case, in open market or privately negotiated transactions. In determining whether to purchase or sell common stock, KVO will consider various relevant factors, including its evaluation of the Company’s business, prospects and financial condition, amounts and prices of available securities, other opportunities available to KVO and general market and economic conditions.

Item 5.	Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

KVO

a.     Amount beneficially owned: 2,349,017 (1)

b.     Percent of class: 6.54%

c.     Number of shares as to which such person has:

i.      Sole power to vote or to direct the vote: 2,349,017 (1)

ii.     Shared power to vote or to direct the vote: 0

iii.    Sole power to dispose or to direct the disposition of: 2,349,017 (1)

iv.    Shared power to dispose or to direct the disposition of: 0

(1)           Includes the right to purchase 2,247,400 shares of common stock within 60 days through the exercise of options.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), KVO may be deemed to beneficially own all the shares it has the right to acquire.

Kernan V. Oberting

a.     Amount beneficially owned: 2,349,017 (2)

b.     Percent of class:  6.54%

c.     Number of shares as to which such person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 2,349,017 (2)

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 2,349,017 (2)

(2)           Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own.  Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13D.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See Appendix A for a list of transactions effected by KVO during the past 60 days.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

KVO has both voting and dispositive power pursuant to contract over all shares held in other private accounts.  The powers of disposition with respect to securities owned by other private accounts are established in written investment advisory agreements between clients and KVO, which are entered into in the normal and usual course of the business of KVO as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such private account. There are no special or different agreements relating to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement

Appendix A

Transactions in Harvest Natural Resources, Inc. common stock by KVO

Trade Date	Investment Description	Common Stock equivalents (1)	Unit Cost	Total Price (2)	Exercise Price (3)	Expiration Date
9/27/2010	Call Option	1,700	0.955	$1,624.00	$10.00	3/19/2011
9/27/2010	Call Option	28,000	2.6729	$74,841.00	$7.50	3/19/2011
9/28/2010	Call Option	108,300	0.204	$22,093.00	$15.00	12/18/2010
10/1/2010	Call Option	500	2.005	$1,003.00	$10.00	3/19/2011
10/4/2010	Call Option	183,000	2.2114	$404,686.00	$10.00	3/19/2011
10/4/2010	Call Option	60,000	0.805	$48,300.00	$15.00	3/19/2011
10/4/2010	Call Option	160,000	0.3925	$62,800.00	$15.00	12/15/2010
10/4/2010	Call Option	5,500	3.705	$20,378.00	$7.50	3/19/2011
10/5/2010	Call Option	120,800	2.7719	$334,846.00	$10.00	3/19/2011
10/5/2010	Call Option	221,900	0.3444	$76,422.00	$15.00	11/20/2010
10/5/2010	Call Option	165,500	0.5567	$92,134.00	$15.00	12/18/2010
10/6/2010	Call Option	89,500	0.691	$61,845.00	$15.00	12/18/2010
10/7/2010	Call Option	12,000	1.52	$18,240.00	$15.00	3/19/2011
10/7/2010	Call Option	386,800	0.7791	$301,356.00	$15.00	12/18/2010
10/8/2010	Call Option	100,000	1.205	$120,500.00	$15.00	1/22/2011
10/11/2010	Call Option	61,300	3.1024	$190,177.00	$10.00	1/22/2011
10/11/2010	Call Option	20,000	3.605	$72,100.00	$10.00	3/19/2011
10/12/2010	Call Option	50,000	1.3	$65,000.00	$15.00	1/22/2011
10/12/2010	Call Option	2,000	1.705	$3,410.00	$15.00	3/19/2011
10/13/2010	Call Option	172,000	1.2492	$214,860.00	$15.00	1/22/2011
10/13/2010	Call Option	113,600	1.2506	$142,068.00	$15.00	1/22/2011
10/19/2010	Call Option	185,000	1.0324	$191,000.00	$15.00	1/22/2011

(1) Represents the number of shares of common stock of the Company that KVO has the right to acquire within 60 days through the exercise of the applicable call option.

(2) Represents the total purchase price paid by KVO for the right to acquire shares of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: November 1, 2010	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: November 1, 2010		/s/ Kernan V. Oberting
Kernan V. Oberting